                                                FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-100351

PROSPECTUS SUPPLEMENT NO. 1
(To prospectus dated February 3, 2003)

                               TRIMAS CORPORATION

          OFFER TO EXCHANGE ITS $352,773,000 AGGREGATE PRINCIPAL AMOUNT
                  OF 9 7/8% SENIOR SUBORDINATED NOTES DUE 2012,
    WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                 FOR $352,773,000 AGGREGATE PRINCIPAL AMOUNT OF
                    9 7/8% SENIOR SUBORDINATED NOTES DUE 2012
                    (CUSIP NOS. 896215 AB 6 AND U89616 AA 1)


         This Prospectus Supplement No. 1, together with the prospectus, is to be used by note holders in connection with the above-referenced exchange offer.

         On February 21, 2003, TriMas Corporation (the "Company") announced its acquisition of Highland Group Corporation ("Highland") pursuant to a Purchase Agreement (the "Purchase Agreement") dated as of February 21, 2003, by and among TriMas Company LLC, a subsidiary of the Company, the shareholders and option holders of Highland (the "Sellers") and FNL Management Corp. as Sellers' Representative.

         The consideration for the acquisition was approximately $70.5 million, plus the amount of certain tax benefits, in cash. The purchase price is subject to adjustment based upon actual working capital and taxes owed at closing. The purchase price was financed through drawings on the Company's accounts receivable and revolving credit facilities and cash on hand, as well as an equity investment by Heartland Industrial Partners, L.P. and its affiliates. Since January 1, 2003, Heartland has made approximately $34.0 million of equity investments in the Company.

         Highland is a leading supplier of cargo management products and a full line supplier of vehicle protection products. These automotive after-market accessories are complementary with the Company's existing product lines. The products help people safely load, anchor, secure, tow, carry, trailer and organize cargo, as well as protect the vehicle and its cargo area. Highland has operational facilities in Sheffield, Pennsylvania and Solon, Ohio and distributes its products throughout the United States. Some of its products include Ramp Champ, SpaceMaster, Highland Ultimate, Triple Strength stretch cards, Contura splash guards, AdvanTech hitch ballmounts and couplers and Car Top luggage. For the year ended December 31, 2002, Highland had net sales of approximately $50.4 million and net income of approximately $4.6 million.

         The Company will file Highland's financial statements and certain pro forma financial information to the extent required by Form 8-K not later than sixty days after the Highland closing.

         Investing in our notes involves substantial risks. See "Risk Factors" beginning on page 13 of the prospectus to read about factors that you should consider before buying these notes.

          The date of this prospectus supplement is February 25, 2003.